U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

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1.   Name and Address of Reporting Person*

   Kilroy                            Bruce                 G.
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   (Last)                           (First)             (Middle)

                            1490 Whethersfield Drive
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                                    (Street)

   Allentown                           PA                   18104
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   (City)                            (State)                (Zip)
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2.   Issuer Name and Ticker or Trading Symbol

        National Penn Bancshares, Inc. (NPBC)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

        2001

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5.   If Amendment, Date of Original (Month/Year)

        February 14, 2002

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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

        Group Executive Vice President
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7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                                                                                 4,690.9281(1)(2)    D
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Common Stock                                                                                    919.684(3)       I        401K Plan
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Common Stock                                                                                        567(4)       I        Trust
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
*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Employee Stock
 Option (Right                                                                 Common
 to Buy)            $23.72  12/6/01     A      8,240          (5)    1/6/2012  Stock     8,240            8,240(6)   D
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


                                  Page 2 of 3


Explanation of Responses:




      /s/ Bruce G. Kilroy                                      8/27/2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                FORM 5 FOOTNOTES


Name of Reporting Person:           Bruce G. Kilroy

Name of Issuer:                     National Penn Bancshares, Inc.

Period Covered:                     2001

Footnotes:

(1) Includes 31 shares acquired pursuant to the Company's payment of a 3% stock dividend declared October 24, 2001 and paid December 27, 2001.

(2) Includes 756.4840 shares acquired through Company's exempt Employee Stock Purchase Plan during second, third, and fourth quarters 2001. 100.0202 of these shares were acquired pursuant to the Company's payment of a 3% stock dividend declared October 24, 2001 and paid December 27, 2001.

(3) Includes 114.3 shares acquired during second, third, and fourth quarters 2001 pursuant to the Company's payment of a 3% stock dividend declared October 24, 2001 and paid December 27, 2001, and otherwise pursuant to the Company's Capital Accumulation Plan (a 401(k) plan). The end-of-period total is based on the most recent plan statement available (as of December 31, 2001) and corrects prior arithmetic errors. All shares were acquired in routine new-money acquisitions exempt under Rule 16b-3(c) and Rule 16a-3(f)(1)(i)(B).

(4) Includes 16 shares acquired pursuant to the Company's payment of a 3% stock dividend declared October 24, 2001 and paid December 27, 2001.

(5) Options become exercisable in increments of 20% on December 6, 2002, 2003, 2004, 2005, and 2006.

(6) Additional options held with various exercise prices or expiration dates. Total options held, after adjustment for 3% stock dividend paid by the Company on December 27, 2001, are 39,349.






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